Exhibit 99.1

BROOGE ENERGY LIMITED

P.O. Box 2507

Grand Cayman

KY1-1104

Cayman Islands

NOTICE OF EXTRAORDINARY GENERAL
MEETING/PROXY STATEMENT

TO BE HELD ON 2 September 2024

TO THE SHAREHOLDERS OF BROOGE ENERGY LIMITED:

NOTICE IS HEREBY GIVEN that pursuant to a valid shareholder requisition request dated 5 August 2024, an Extraordinary General Meeting (the “Meeting”) of Brooge Energy Limited, a Cayman Islands exempted company (the “Company”), will be held on 2 September 2024 at 9am (Cayman Islands time), at the Cayman Islands offices of Alvarez and Marsal located at 4th Floor, Flagship Building, 142 Seafarers Way, George Town, Cayman Islands. You are cordially invited to attend the Meeting, which will be held for the following purposes:

A.	Considering and, if thought fit, passing and approving the following resolutions (together, the “Proposals”):

proposal ONE – GENERAL RATIFICATION OF PRIOR ACTIONS

IT IS RESOLVED by ordinary resolution that any and all actions of Guy Wall and Alexander Lawson on behalf of the Company, taken since the date of their appointment as directors of the Company are hereby ratified, confirmed, approved and adopted in all respects as fully as if such action(s) had been presented to for approval and approved by, all the directors and/or shareholders (as required) prior to such action being taken.

proposal TWO – APPOINTMENT OF DIRECTORs

IT IS RESOLVED by ordinary resolutions, that:

(a)	Kamal Pharran be and is hereby appointed as director of the Company with immediate effect until such time as such director resigns or is removed or otherwise disqualified in accordance with the Articles;

(b)	Saleh M. Yammout be and is hereby appointed as director of the Company with immediate effect until such time as such director resigns or is removed or otherwise disqualified in accordance with the Articles;

(c)	Tony Boutros be and is hereby appointed as director of the Company with immediate effect until such time as such director resigns or is removed or otherwise disqualified in accordance with the Articles;

(d)	Rasool Alameri be and is hereby appointed as director of the Company with immediate effect until such time as such director resigns or is removed or otherwise disqualified in accordance with the Articles;

(e)	Siavosh Hosseini be and is hereby appointed as director of the Company with immediate effect until such time as such director resigns or is removed or otherwise disqualified in accordance with the Articles;

(f)	the Register of Directors of the Company be amended to note the appointment of the new directors, all as set out in these resolutions; and

(g)	the Company’s registered office be and is hereby instructed to notify the Registrar of Companies in the Cayman Islands of the appointment of directors as set out in these resolutions.

B.	To consider and transact such other business as may properly come before the Meeting or any adjournments thereof.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting to be Held on 2 September 2024: this Notice of the Extraordinary General Meeting/Proxy Statement and the Proxy Card are available at https://broogeenergy.com.

Record Date

Only holders of record of the Company’s ordinary shares (“Ordinary Shares”) at the close of business on 7 August 2024 (the “Record Date”) are entitled to notice of the Meeting, to attend the Meeting and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

IMPORTANT NOTICE REGARDING ATTENDANCE

We encourage holders of our Ordinary Shares to send voting instructions as soon as possible in advance of the Meeting. Please see “Voting and Proxy Cards — Voting in advance of the Meeting” below, and your proxy card for information on how to vote your Ordinary Shares in advance of the meeting.

Attending the Meeting

All shareholders of the Company are cordially invited to attend the Meeting in person.

If you plan to attend the Meeting in person, we ask that you please register in advance by following the instruction on our website at https://broogeenergy.com no later than 11:59 p.m. Eastern Time on 30 August 2024. We cannot guarantee access to the Meeting for holders of Ordinary Shares that did not register.

On the day of the Meeting, please plan to arrive at the Cayman Islands offices of Alvarez and Marsal located at 4th Floor, Flagship Building, 142 Seafarers Way, George Town, Cayman Islands, between 8.30am and 9am, for check-in. Please bring a photo identification document (e.g., a passport), for beneficial owners, please also bring proof of beneficial ownership as of the Record Date (such as an account statement, a copy of the voting instruction card provided by a broker, bank, trustee, or nominee, or other similar evidence of ownership) and for corporate representatives, please also bring the relevant power of attorney (signed and stamped), for check-in.

Voting and Proxy Cards

Voting in advance of the Meeting

If you are a shareholder of record, there are three ways to vote by proxy:

●	By Internet – You can vote over the Internet at http://proxyvote.com by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials. We encourage you to vote by Internet even if you received proxy materials in the mail.

●	By Telephone – You may vote and submit your proxy by calling toll-free 1-800-690-6903 and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

●	By Mail –You can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope contained with your proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on 30 August 2024. Submitting your proxy by any of these methods will not affect your ability to attend the Meeting in-person and vote at the Meeting.

If your Ordinary Shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks and brokers, according to their individual policies.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit proxy voting instructions but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the resolutions.

It is not expected that any other matters will be brought before the Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Meeting by:

●	attending the Extraordinary General Meeting and voting in person;

●	voting again by the Internet or telephone (only the last vote cast by each shareholder of record will be counted), provided that the shareholder does so before 11:59 p.m. Eastern Time on 30 August 2024;

●	delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or telephone, but prior to the date of the Meeting, stating that the proxy is revoked; or

●	signing and delivering a subsequently dated proxy card prior to the vote at the Extraordinary General Meeting.

You should send any written notice or new proxy card to Vote Processing, c/o Broadridge, at 51 Mercedes Way, Edgewood, New York 11717.

If you wish to request a new proxy card, please contact your bank or broker if your shares are directly held with them. If your shares are held directly with the Company, please contact Nic Potgieter at npotgieter@alvarezandmarsal.com for a new proxy card.

Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the ordinary shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Extraordinary General Meeting. Your last vote, prior to or at the Extraordinary General Meeting, is the vote that will be counted.

Voting in person

If you are a shareholder of record of Ordinary Shares of the Company as of the Record Date, you may cast your vote in person at the Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Meeting and vote in person, obtain a proxy from your broker or bank and return it in the manner instructed thereon.

Abstentions

Where any holder of Ordinary Shares affirmatively abstains from voting (or withholds their vote) on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Broker Non-Votes

Brokerage firms have the authority under applicable rules to vote shares on certain matters, when their customers do not provide voting instructions. However, on other matters, when the brokerage firm has not received voting instructions from its customers, the brokerage firm cannot vote the shares on that matter and a “broker non-vote” occurs. This means that brokers may not vote your shares on Proposals One and Two if you have not given your broker specific instructions as to how to vote. Shares represented by “broker non-votes” will be counted for purposes of determining a quorum. “Broker non-votes” are not counted as voting power present and therefore are not counted in the votes, and will have no effect, with respect to Proposals One and Two.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Attending the Meeting Virtually

We are providing shareholders with the ability to attend the Meeting virtually. In order to attend the Meeting virtually, please visit www.virtualshareholdermeeting.com/BROG2024SM and input your 16-digit control number. The virtual Meeting format will be a live audio webcast where you can view presentation materials made available online and listen to the Company’s speakers. If you did not receive a 16-digit control number and your shares are held with your broker or bank, please contact them to request one. If your shares are held directly with the Company, please contact Nic Potgieter at npotgieter@alvarezandmarsal.com to request your 16-digit control number.

Thank you for your participation. We look forward to your continued support. By Order of the Board of Directors

/s/ Alexander Lawson
Alexander Lawson
Chairman

Date: 26 August 2024

*	A proxy card has been included with this Notice.

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